AMENDMENT, dated as of June 20, 2004 (this “Amendment”), to the Amended and Restated Rights Agreement, dated as of August 1, 2000 (the “Rights Agreement”), between SouthTrust Corporation, a Delaware corporation (“SouthTrust”), and American Stock Transfer & Trust Company, a New York corporation, as Rights Agent (the “Rights Agent”).

RECITALS

A. Rights Agreement. SouthTrust and the Rights Agent have heretofore executed and entered into the Rights Agreement.

B. Merger Agreement. SouthTrust contemplates entering into an Agreement and Plan of Merger, dated as of June 20, 2004 (the “Merger Agreement”), with Wachovia Corporation, a North Carolina corporation (“Wachovia”), pursuant to which SouthTrust will merge with and into Wachovia. The Board of Directors of SouthTrust has approved the Merger Agreement.

C. Stock Option Agreement. As an inducement to and condition of Wachovia’s willingness to enter into the Merger Agreement, SouthTrust will grant to Wachovia an option to acquire shares of SouthTrust’s common stock, par value $2.50 per share, pursuant to a Stock Option Agreement, dated as of June 20, 2004 (the “Stock Option Agreement”), between SouthTrust and Wachovia. The Board of Directors of SouthTrust has approved the Stock Option Agreement, which will be entered into immediately following the execution and delivery of the Merger Agreement.

D. Amendment. Pursuant to Section 27 of the Rights Agreement, SouthTrust and the Rights Agent may from time to time supplement or amend any provision of the Rights Agreement, and, in connection with the Merger Agreement and the Stock Option Agreement and the consummation of the transactions contemplated thereby, the Board of Directors of SouthTrust has determined that an amendment to the Rights Agreement as set forth herein is necessary and desirable. All acts and things necessary to make this Amendment a valid agreement, enforceable in accordance with its terms, have been done and performed, and the execution and delivery of this Amendment by SouthTrust and the Rights Agent have been in all respects duly authorized by SouthTrust and the Rights Agent.

        NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties agree as follows:

1. Amendment to Section 1. Section 1 of the Rights Agreement is amended to add the following definitions as Sections 1(pp), 1(qq) and 1(rr):

“(pp) ‘Wachovia’ shall mean Wachovia Corporation, a North Carolina corporation.”

“(qq) ‘Wachovia Merger Agreement’ shall mean the Agreement and Plan of Merger, dated as of June 20, 2004, between Wachovia and the Company, as it may be amended or modified from time to time.”

“(rr) ‘Wachovia Stock Option Agreement’ shall mean the Stock Option Agreement, dated as of June 20, 2004, between Wachovia, as grantee, and the Company, as issuer, as it may be amended or modified from time to time.”

2. Amendment to the Definition of “Adverse Person”. The definition of “Adverse Person” in Section 1(d) of the Rights Agreement is amended to read in its entirety as follows:

“(d) “Adverse Person” shall mean any person declared to be an Adverse Person by the Board upon a determination that the criteria set forth in Section 11(a)(ii)(B) apply to such Person, provided, however, that Wachovia or any Affiliate or Associate of Wachovia shall not be deemed to be an Adverse Person.”

3. Amendment to the Definition of “Beneficial Owner”. The definition of “Beneficial Owner” in Section 1(g) of the Rights Agreement is amended by adding the following sentence at the end thereof:

“Notwithstanding the foregoing or anything in this Agreement to the contrary, Wachovia or any Affiliate or Associate of Wachovia shall not be deemed to be the Beneficial Owner of, and shall not be deemed to beneficially own, (A) any shares of Common Stock by reason of the approval, execution, or delivery of the Wachovia Stock Option Agreement or the Wachovia Merger Agreement, or by reason of the consummation of any transaction contemplated by the Wachovia Stock Option Agreement or the Wachovia Merger Agreement, (B) any shares of Common Stock of which Wachovia or any Affiliate or Associate of Wachovia is a Beneficial Owner or is deemed to beneficially own on June 20, 2004, (C) any shares of Common Stock of which Wachovia or any Affiliate or Associate of Wachovia inadvertently becomes the Beneficial Owner, or is inadvertently deemed to beneficially own, after June 20, 2004, provided that Wachovia or any such Affiliate or Associate, as the case may be, divests such inadvertently acquired shares of Common Stock as promptly as practicable after it becomes aware of such inadvertent acquisition and (D) any shares of Common Stock of which Wachovia or any Affiliate or Associate of Wachovia holds or acquires in a bona fide fiduciary or agency capacity or in satisfaction of debts previously contracted.”

4. Amendment to Section 7. Section 7 of the Rights Agreement is amended to add the following sentence at the end thereof as Section 7(g):

“Nothing in this Agreement shall be construed to give any holder of Rights or any other Person any legal or equitable rights, remedies or claims under this Rights Agreement by reason of the approval, execution, or delivery of the Wachovia Stock Option Agreement or the Wachovia Merger Agreement, or by reason of the consummation of any transaction contemplated by the Wachovia Stock Option Agreement or the Wachovia Merger Agreement.”

5. Effectiveness. This Amendment shall be deemed to be in force and effective immediately prior to the execution and delivery of the Merger Agreement. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall otherwise be unaffected hereby.

6. Severability. If any term, provision, covenant or restriction contained in this Amendment is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Amendment shall remain in full force and effect, and shall in no way be affected, impaired or invalidated.

7. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed entirely in that State.

8. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

9. Capitalized Terms. Capitalized terms used in this Amendment and not defined herein shall have the meanings assigned thereto in the Rights Agreement.

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

Attest:		SOUTHTRUST CORPORATION

By:	/S/ THOMAS H. COLEY	By:	/S/ WALLACE D. MALONE, JR.
Name:	Thomas H. Coley	Name:	Wallace D. Malone, Jr.
Title:	Vice Chairman	Title:	Chairman, Chief Executive Officer and President

Attest:		AMERICAN STOCK TRANSFER & TRUST COMPANY

By:	/S/ ISAAC J. KAGAN	By:	/S/ HERBERT J. LEMMER
Name:	Isaac J. Kagan	Name:	Herbert J. Lemmer
Title:	Vice President	Title:	Vice President

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